SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ebix, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

278715206

(CUSIP Number)

Robin Raina

Ebix, Inc.

5 Concourse Parkway, Suite 3200

Atlanta, Georgia 30328

(678) 281-2020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Robin Raina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,454,537
	8	SHARED VOTING POWER 217,064
	9	SOLE DISPOSITIVE POWER 3,454,537
	10	SHARED DISPOSITIVE POWER 217,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,671,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 38,587,313 shares of common stock of the Issuer, which is the sum of (i) 37,147,313 shares of common stock reported to be outstanding as of March 15, 2013 by the Issuer on its Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2013, and (ii) 1,440,000 shares of common stock underlying options to purchase common stock held by Mr. Raina.

SCHEDULE 13D/A

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Robin Raina Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 217,064
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 217,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.58%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 37,147,313 shares of common stock of the Issuer reported to be outstanding as of March 15, 2013 by the Issuer on its Annual Report on Form 10-K, filed on March 18, 2013.

Explanatory Note

On May 1, 2013, Exchange Parent Corp. (“Parent”), Exchange Merger Corp. (“Merger Sub”) and Ebix, Inc. (the “Issuer” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) under which, subject to the satisfaction or waiver of the conditions as set forth therein, at the effective time of the merger, Merger Sub was to be merged with and into the Issuer with the Issuer surviving the merger.

On June 19, 2013, the Company announced that, pursuant to a Termination and Settlement Agreement dated June 19, 2013 (the “Termination and Settlement Agreement”) by and among Parent, Merger Sub, Broad Street Principal Investments, L.L.C. (“Broad Street” or “Sponsor”), the Issuer, Mr. Robin Raina (“Mr. Raina”), the Robin Raina Foundation (the “Foundation” and, collectively with Mr. Raina, the “Reporting Persons”), and the Rennes Fondation, the Merger Agreement had been terminated. In connection with and as a result of the Termination and Settlement Agreement, the Limited Guaranty, the Rollover Letter Agreement, the Investment Letter Agreement, the Employment Agreement between Mr. Robin Raina and Parent, and the Voting Agreements (each as defined in the Merger Agreement and, collectively, the “Ancillary Agreements”) and the Debt Commitment Letters (as defined in the Merger Agreement) were terminated pursuant to their respective terms.

This Amendment No. 2 (the “Amendment”) amends and restates the Schedule 13D filed on February 20, 2013, as amended by Amendment No. 1 filed on May 3, 2013 (collectively, the “Report”), filed by the Reporting Persons with respect to the Reporting Persons’ beneficial ownership of common stock, $0.10 par value, (the “Common Stock”) of the Issuer. The Foundation is a 501(c)(3) tax exempt foundation organized under the laws of the state of Georgia. Mr. Raina is a director and the President of the Foundation. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Report. Except as herein amended or supplemented, all other information in the Report is as set forth therein.

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock of the Issuer. The principal executive offices of the Issuer are located at Five Concourse Parkway, Suite 3200, Atlanta, Georgia 30328.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the following entities, however, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Securities Exchange Act of 1934 (the “Exchange Act”). This report is being filed by Mr. Raina and the Foundation. Mr. Raina is the Chairman and CEO of the Issuer located at Five Concourse Parkway Suite 3200 Atlanta, GA 30328. The business address for Mr. Raina is: Five Concourse Parkway Suite 3200 Atlanta, GA 30328. The address for the Foundation is 510 Covington Cove Alpharetta, GA 30022. Mr. Raina is a citizen of the United States and the Foundation was formed under the laws of Georgia.

The Reporting Persons have not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement in connection with this Schedule 13D, a copy of which is attached as Exhibit 1 hereto.

Item 3.	Source and Amount of Funds or Other Consideration

As of June 21, 2013, the Reporting Persons are deemed to beneficially own an aggregate of 3,671,601 shares of the Common Stock. Mr. Raina purchased or otherwise acquired the securities covered by this Report through stock grants received from the Issuer pursuant to his employment with the Issuer, the exercise of stock options received from the Issuer pursuant to his employment with the Issuer and open market transactions using personal funds. With respect to shares that Mr. Raina acquired with personal funds, the aggregate purchase price was approximately $518,700.

Mr. Raina is a Trustee and the President of the Foundation. The Foundation holds 217,064 shares of fully vested restricted stock grants, which Mr. Raina previously transferred to the Foundation, which supports the education of underprivileged children, in several different tranches between February 2008 and November 2010. Mr. Raina disclaims any beneficial ownership in the shares of Common Stock owned by the Foundation. Mr. Raina acquired the shares of Common Stock donated to the Foundation through restricted stock grants and stock options received from the Issuer pursuant to his employment.

Item 4.	Purpose of Transaction.

Mr. Raina has served as the Chief Executive Officer of the Issuer since September 1999 and the Chairman of the board of directors since May 2002. Mr. Raina has acquired the shares of Common Stock beneficially owned by him and the Foundation through the course of his employment with the Issuer as compensation for his services as Chief Executive Officer and open market purchases during his employment and holds such shares for investment purposes.

The Reporting Persons do not currently have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any other material change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to those enumerated above.

The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market, through Mr. Raina’s employment with the Issuer, or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time.

On June 19, 2013, Parent, Merger Sub, Broad Street, the Issuer, the Reporting Persons and the Rennes Fondation entered into an agreement terminating the Merger Agreement (the “Termination and Settlement Agreement”). Under the Termination and Settlement Agreement, the parties agreed to release each other from all claims and actions arising out of or related to the Merger Agreement, the Ancillary Agreements and the transactions contemplated thereby. Pursuant to their respective terms, the Ancillary Agreements and the Debt Commitment Letters were also terminated upon the termination of the Merger Agreement.

The foregoing summary of the Termination and Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 2, which is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

This Report is being filed by the Reporting Persons with the SEC because Mr. Raina became a beneficial owner of more than 5% of the Issuer’s Common Stock as of April 2, 2002. Notwithstanding the absence of a previously filed Schedule 13D by Mr. Raina, his beneficial ownership has been disclosed in the Issuer Proxy Statements since he became a beneficial owner of more than 5% in 2002 and Mr. Raina has filed reports under Section 16 of the Exchange Act.*

Mr. Raina beneficially owns 3,671,601 shares of Common Stock, representing 9.5% of the Issuer’s outstanding Common Stock based on 38,587,313 shares of common stock of the Issuer, which is the sum of (i) 37,147,313 shares of common stock reported to be outstanding as of March 15, 2013 by the Issuer on its Annual Report on Form 10-K, filed with the SEC on March 18, 2013 and (ii) 1,440,000 shares of common stock underlying options to purchase common stock. The Foundation beneficially owns 217,064 shares of Common Stock, representing 0.58% of the Issuer’s outstanding Common Stock based on 37,147,313 shares reported to be outstanding as of March 15, 2013 by the Issuer on its Annual Report on Form 10-K, filed with the SEC on March 18, 2013.

Mr. Raina has sole voting power and sole dispositive power with regard to 3,454,537 shares of Common Stock and shared voting power and shared dispositive power with respect to the 217,064 shares of Common Stock beneficially owned by the Foundation. The Foundation has shared voting power and shared dispositive power with regard to the 217,064 shares of Common Stock beneficially owned by the Foundation.

No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Report.

*	On September 23, 1999, Mr. Raina became Chief Executive Officer of the Issuer and as of May 2002 the Chairman of the Board of the Issuer. As of April 2, 2002, Mr. Raina beneficially owned 931,288 shares representing 5.1% of the Issuer’s outstanding Common Stock based on 18,326,182 shares of Common Stock stated to be outstanding as of April 2, 2002 in the Issuer’s Definitive Proxy statement on Schedule 14A (each a “Proxy Statement”) filed with the SEC on April 30, 2002; as of September 8, 2003, Mr. Raina beneficially owned 182,253 shares representing 7.40% of the Issuer’s outstanding Common Stock based on 2,291,143 shares stated to be outstanding as of September 8, 2003 in the Issuer’s Proxy Statement filed with the SEC on September 23, 2003; as of December 13, 2004, Mr. Raina beneficially owned 358,952 shares representing 10.90% of the Issuer’s outstanding Common Stock based on 2,909,259 shares stated to be outstanding as of December 13, 2004 in the Issuer’s Proxy Statement filed with the SEC on December 22, 2004; as of November 7, 2005, Mr. Raina beneficially owned 436,444 shares representing 16% of the Issuer’s outstanding Common Stock based on 2,734,504 shares stated to be outstanding as of November 7, 2005 in the Issuer’s Proxy Statement filed with the SEC on November 17, 2005; as of August 21, 2006, Mr. Raina beneficially owned 462,298 shares representing 16.8% of the Issuer’s outstanding Common Stock based on 2,759,488 shares stated to be outstanding as of August 21, 2006 in the Issuer’s Proxy Statement filed with the SEC on September 22, 2006; as of October 19, 2007, Mr. Raina beneficially owned 462,298 shares representing 16.8% of the Issuer’s outstanding Common Stock based on 3,291,578 shares stated to be outstanding as of October 19, 2007 in the Issuer’s Proxy Statement filed with the SEC on October 25, 2007; as of August 29, 2008, Mr. Raina beneficially owned 485,240 shares representing 15.3% of the Issuer’s outstanding Common Stock based on 3,176,385 shares stated to be outstanding as of August 29, 2008 in the Issuer’s Proxy Statement filed with the SEC on September 3, 2008; as of September 9, 2009, Mr. Raina beneficially owned 1,342,541 shares representing 12.61% of the Issuer’s outstanding Common Stock based on 10,644,375 shares stated to be outstanding as of September 9, 2009 in the Issuer’s Proxy Statement filed with the SEC on September 18, 2009; as of September 27, 2010, Mr. Raina beneficially owned 4,070,053 shares representing 11.6% of the Issuer’s Common Stock based on 34,986,727 shares stated to be outstanding as of September 27, 2010 in the Issuer’s Proxy Statement filed with the SEC on October 8, 2010; as of October 5, 2011, Mr. Raina beneficially owned 4,159,060 shares representing 11.2% of the Issuer’s outstanding Common Stock based on 36,988,135 shares stated to be outstanding as of October 5, 2011 in the Issuer’s Proxy Statement filed with the SEC on October 21, 2011; as of September 27, 2012, Mr. Raina beneficially owned 3,671,560 shares representing 9.3% of the Issuer’s outstanding Common Stock based on 38,067,104 shares stated to be outstanding as of September 27, 2012 in the Issuer’s Proxy Statement filed with the SEC on October 9, 2012; and as of May 3, 2013, Mr. Raina beneficially owned 3,671,601 shares representing 9.9% of the Issuer’s outstanding Common Stock based on 37,147,313 shares stated to be outstanding as of the Issuer’s Form 10-K filed with the SEC on March 18, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated by reference in its entirety into this Item 6.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of February 19, 2013, by and between the Reporting Persons

Exhibit 2	Termination and Settlement Agreement, dated as of June 19, 2013, entered into by Parent, Merger Sub, Broad Street, the Issuer, the Reporting Persons and the Rennes Fondation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 21, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2013

ROBIN RAINA

By: /s/ Robin Raina
Robin Raina, Individually

ROBIN RAINA FOUNDATION, INC.

By: /s/ Robin Raina
Name: Robin Raina
Title: President